Exhibit 99.1

For Immediate Release

Indivior to Commence Trading on Nasdaq

Company to Ring Opening Bell June 14 to Bring Awareness to Addiction Treatment;

Company Will Maintain Premium Listing on London Stock Exchange

Richmond, VA, June 12, 2023 – Indivior PLC (LSE: INDV), a global pharmaceutical company working to help change patients’ lives by developing medicines to treat substance use disorders (SUD) and serious mental illnesses, today announces that the U.S. Securities & Exchange Commission (SEC) declared its registration statement on Form 20-F effective on June 9. Trading in Indivior ordinary shares on the Nasdaq Global Select Market will commence at U.S. market open today.

Indivior will retain its premium listing on the London Stock Exchange and inclusion in the FTSE 250 index, and its ordinary shares will trade on both exchanges under the ticker symbol “INDV.” The Company also notes that no shares are being offered as part of the additional U.S. listing.

“The additional U.S. listing of Indivior shares is an important milestone,” said Mark Crossley, CEO. “We believe it will bring additional exposure to both Indivior and the disease space in the U.S., which is our largest opportunity market. Over time, we expect it will facilitate increased ownership by additional U.S.-based biopharma investors. We also are mindful of the significant unmet need for opioid use disorder treatment in the U.S., and are hopeful our U.S. listing will help raise awareness of the opioid epidemic.”

Crossley, along with a number of patients and their families, will ring the Opening Bell at the Nasdaq MarketSite in Times Square on June 14 to celebrate the company’s Nasdaq listing and raise awareness of the millions of people affected by substance use disorders and mental health challenges. Members of the Indivior executive team and employees also will be in attendance.

“When we ring the Nasdaq opening bell, we hope to bring focus to our patients and the immense challenges they face,” said Crossley. “Addiction is often misunderstood as a personal moral failing, but the reality is that it is a disease that requires medical treatment like any other chronic illness. At Indivior, we want to change how substance use disorders, mental illness, and opioid overdose are viewed and treated. We are committed to ending the stigma of addiction and helping our patients on their journey to recovery.”

Indivior launched a new patient-focused campaign to complement the company’s Nasdaq listing and the bell ringing event. The patients in attendance at the bell ringing are featured in the ad campaign, which humanizes addiction and shows that recovery is possible.

The patient-focused campaign is running across digital platforms, print, newsletters and outside advertising in Times Square. To learn more, visit indivior.com/en/investors.

Important Cautionary Note Regarding Forward-Looking Statements

This announcement contains certain statements that are forward-looking. Forward-looking statements include, among other things, statements regarding the timing of our planned additional U.S. stock exchange listing, expectations regarding future index inclusion, and other statements containing the words “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “forecast,” “strategy,” “target,” “guidance,” “outlook,” “potential,” “project,” “priority,” “may,” “will,” “should,” “would,” “could,” “can,” “outlook,” “guidance,” the negatives thereof, and variations thereon and similar expressions. By their nature, forward-looking statements involve risks and uncertainties as they relate to events or circumstances that may or may not occur in the future.

Actual results may differ materially from those expressed or implied in such statements because they relate to future events. Various factors may cause differences between Indivior’s expectations and actual results, including, among others, the material risks described in the most recent Indivior PLC Annual Report and in subsequent releases; our ability to commercialize and market acceptance of new products; the substantial litigation and ongoing investigations to which we are or may become a party; our reliance on third parties to manufacture commercial supplies of most of our products, conduct our clinical trials and at times to collaborate on products in our pipeline; our ability to comply with legal and regulatory settlements, healthcare laws and regulations, requirements imposed by regulatory agencies and payment and reporting obligations under government pricing programs; risks related to the manufacture and distribution of our products, some of which are controlled substances; market acceptance of our products as well as our ability to commercialize our products and compete with other market participants; the uncertainties related to the development of new products, including through acquisitions, and the related regulatory approval process; our dependence on a small number of significant customers; our ability to retain key personnel or attract new personnel; our dependence on third-party payors for the reimbursement of our products and the increasing focus on pricing and competition in our industry; unintended side effects caused by the clinical study or commercial use of our products; our use of hazardous materials in our manufacturing facilities; our import, manufacturing and distribution of controlled substances; our ability to successfully execute acquisitions, partnerships, joint ventures, dispositions or other strategic acquisitions; our ability to protect our intellectual property rights and the substantial cost of litigation or other proceedings related to intellectual property rights; the risks related to product liability claims or product recalls; the significant amount of laws and regulations that we are subject to, including due to the international nature of our business; macroeconomic trends and other global developments such as the COVID-19 pandemic; the terms of our debt instruments, changes in our credit ratings and our ability to service our indebtedness and other obligations as they come due; changes in applicable tax rate or tax rules, regulations or interpretations; and our ability to realize our deferred tax assets.

Forward-looking statements speak only as of the date that they are made and should be regarded solely as our current plans, estimates and beliefs. Except as required by law, we do not undertake and specifically decline any obligation to update, republish or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events.

About Indivior

Indivior is a global pharmaceutical company working to help change patients’ lives by developing medicines to treat substance use disorders (SUD) and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of substance use disorder (SUD). Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs more than 1,000 individuals globally and its portfolio of products is available in 39 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

Media Contacts:

US Media:

Ben Atkins

Vice President, Communications

Indivior PLC

Tel: 424-844-3244

UK Media:

Teneo

Tel: +44 207-353-4200

Investors and Analysts:

Jason Thompson

Vice President, Investor Relations

Indivior PLC

Tel: 804-402-7123

Tim Owens

Director, Investor Relations

Indivior PLC

Tel: 804-263-3978

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